UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2026

Cub Crafters, Inc.
(Exact name of issuer as specified in its charter)

Delaware	91-1351852
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1918 South 16th Avenue, Yakima, WA 98903

(Full mailing address of principal executive offices)

(509) 248-9491

(Issuer’s telephone number, including area code)

In this report, the term “Cub Crafters” or “the Company” refers to Cub Crafters, Inc., a Delaware corporation.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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ITEM 1. MANAGEMENT’S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2026, is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited financial information, although in the opinion of management all adjustments necessary to make interim financial statements not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2026.

Overview

Cub Crafters, Inc. was incorporated under the laws of the state of Washington on October 15, 1986. The Company domesticated in Delaware by filing a Certificate of Conversion and Certificate of Incorporation with the state of Delaware on June 14, 2022. The Company is a leading producer of adventure/utility aircraft and the only OEM (Original Equipment Manufacturer) in the world that is simultaneously building in four General Aviation market segment categories: FAA Certified, ASTM Light Sport, Builder Assist, and Experimental/Amateur-Built Kits.

Results of Operations

Six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025

Revenues

Revenues from sales of production and builder assist aircraft, aircraft kits, aftermarket services, parts sales, and pre-owned aircraft sales generated $22,006,990 for the six-month period ended June 30, 2026 (“Interim 2026”), approximately a $2,977,486, or 15.6%, increase from $19,029,504 for the six-month period ending June 30, 2025 (“Interim 2025”). The increase in revenue was primarily a result of popularity of Carbon Cub UL model that started deliveries in 2025. Additionally, the Company sold $1.8 million of used aircraft during Interim 2026.

Cost of Sales

Cost of sales consist of raw materials, parts, freight, and accrued direct costs to produce, sell, and distribute aircraft products. The cost of sales increased approximately $2,775,939, or 19.9%, to $16,739,243 for Interim 2026 from $13,963,304 for Interim 2025. Cost of sales increased due to higher sales but were still higher than anticipated due to continued inflation of purchased parts and materials (11% annualized), and lead times for multiple key suppliers remain to be an issue. We note that a further increase in parts and raw material costs is anticipated with pending new tariffs on imported goods, which is expected to increase our cost of sales going forward.

Operating Expenses

The Company recorded a decrease of $952,307, or 16.2%, in total operating expenses to $4,917,891 for Interim 2026 versus $5,870,198 for Interim 2025. The largest driver of this decrease was a reduction in General and Administrative expenses, which decreased $1,232,835, or 34.1%, for Interim 2026 compared to Interim 2025, and primarily decreased due to a reduction of payroll and contract labor costs, as well as managing various other operating expenses.

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While operating expenses declined overall, the research and development expenses for Interim 2026 increased 74% compared to Interim 2025, largely as a result of higher external and internal R&D costs, together with increased engineering payroll labor and overtime expenses due to development of our Carbon Cub ULT aircraft.

Other Income (or Expenses)

The Company had other income of $20,600 for Interim 2026, compared to other expenses of $78,937 for Interim 2025 – an increase of $99,537. The increase in other income was primarily due to the gain on sale of demo aircraft during Interim 2026.

Net Income

As a result of foregoing, the Company’s net income for Interim 2026 was $370,456 versus net loss of $(882,935) for Interim 2025, an increase of $1,253,391.

Liquidity and Capital Resources

As of the date of this report, we have primarily been funded from revenue generated by the sales of our aircraft. As of June 30, 2026, the Company had approximately $794,412 in cash and cash equivalents and has $2,280,000 available from two lines of credit as of June 30, 2026.The Company did report net income for the six months ended June 30, 2026 – however, the Company does expect to require additional liquidity to fund ongoing operations and meet obligations as they come due within the next twelve months.

Regulation A Offering; Regulation CF Offering; Regulation D Offering

On November 3, 2022, the Company commenced an offering of up to $50 million of its Series A Preferred Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), (the “Regulation A Offering”). On December 15, 2022, the Company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation Crowdfunding of the Securities Act (the “Regulation CF Offering”). The Company offered to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. On December 15, 2022, the Company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation D of the Securities Act (the “Regulation D Offering”). The Company offered to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. The net proceeds of these concurrent offerings were used to scale operations to meet expanding sales demand, invest in the development of products and disruptive technology, modernize manufacturing facilities and production lines to scale current and next generation aircraft, aftermarket service expansion, and capturing additional market share, and build working capital reserves. During FY 2022, the Company sold 301,034 shares of Series A Preferred Stock in the Regulation A offering for net proceeds of $1,337,460. During FY 2023, we increased the share price in our offerings to $5.45 per share and the Company sold 529,875 shares of Series A Preferred Stock in the Regulation A, Regulation CF and Regulation D offerings, for net proceeds of $2,355,486. During FY 2024, the Company sold 94,988 shares of Series A Preferred Stock in the Regulation A, Regulation CF and Regulation D offerings, for net proceeds of $445,125. All of these offerings were terminated in FY 2024.

Inventory

As of December 31, 2025, the Company held $16,379,406 in net inventory. As of June 30, 2026, the Company decreased net inventory by an additional $860,692 to $15,518,714, a decrease of roughly 5%.

Liabilities

The Company has a line of credit with Glacier Bank (formerly Bank of Idaho) with a maximum borrowing limit of $3,500,000. Interest accrues at Wall Street Journal Prime (WSJP). The maturity date is June 2, 2027, and the line is secured by Company accounts receivable and parts inventory. The outstanding balance at June 30, 2026 was $2,500,000 and at December 31,2025 was $1,690,906.

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The Company also has a line of credit with AFC Financial Services, LLC with a maximum borrowing limit of $2,000,000. Interest accrues at WSJP, plus 1.00%. The maturity date is May 18, 2027, and the line is secured by Company owned aircraft inventory. The outstanding balance at June 30, 2026 was $720,000 and at December 31,2025 was $720,000.

The Company entered into a promissory note on May 25, 2023 with Susan Richmond for $394,729. The maturity date was January 5, 2026 and accrues interest at 5.0%. The note was fully paid off during 2025.

The Company entered into a promissory note on December 31, 2021 with Susan Richmond for $809,124. The loan matures in December 2031 and accrues interest at 4.25%. The outstanding balance on the loan was $530,250 at June 30, 2026 and $572,926 at December 31, 2025.

Real Property Leases

The Company rents hangar and office space from the principal stockholder of Cub Crafters, Inc. Terms of the lease agreements call for monthly payments of $6,000 for the office space and $6,988 for the hangar. One agreement matures April 2031 and one agreement matures in 2042. The Company expects to pay $156,000 per year over the course of the agreement.

The Company entered into a third-party building lease which ends in March 2027. Total rent expense for Interim 2026 was $111,519 and for Interim 2025 was approximately $112,039.

Trend Information

•	The independent dealer network contract was modified in 2025 to reduce the cost of future sales. To reduce the cost of goods sold for future contracted sales, the Company implemented new independent dealership contracts commencing in Q1 2026. New sales for 2026 are trending upward.

•	Contract labor decreased significantly—by 73%—in 2025 compared to 2024. This trend continued during Interim 2026, reflecting improved first-time quality among completed aircraft.

•

Average total employment decreased approximately 18%, from approximately 225 employees in Q4 2024 to 188 employees as of December 31, 2025. The employee count remained at approximately 188 during interim 2026.

•	Inflationary pressures continued throughout Interim 2025 and Interim 2026, driving higher costs of goods sold and reducing profit margins.

•

Research and development investments increased by $378,567 during Interim 2026 compared to Interim 2025, primarily due to continuing development of our new Carbon Cub ULT turbine powered aircraft, which was planned to publicly launch prior to EAA AirVenture/Oshkosh, and be revealed at the show in August 2026.

•

By Interim 2026 the Company already had received six pre-launch commitment deposits for purchase of the new Carbon Cub ULTs, intended as sales demonstration aircraft purchased by independent sales centers. This represents an estimated $4.5M of new revenue, slated to start delivery in early 2027.

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ITEM 2. OTHER INFORMATION

None.

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ITEM 3. FINANCIAL STATEMENTS

Consolidated Financial Statements and Notes

Cub Crafters, Inc.

As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and June 30, 2025

7

CUB CRAFTERS, INC CONSOLIDATED BALANCE SHEETS JUNE 30, 2026 AND DECEMBER 31, 2025

ASSETS

	2026	2025
	(unaudited)
CURRENT ASSETS
Cash and cash equivalents	$794,412	$511,052
Accounts receivable, net	5,471,334	4,034,393
Inventories	15,518,714	16,379,406
Income tax receivable	39,372	255,390
Prepaid expenses & other assets	484,110	409,600
Total current assets	22,307,942	21,589,841

PROPERTY AND EQUIPMENT, NET	3,070,964	3,070,140

OTHER ASSETS
Intangible asset, net	202,606	218,157
Trade note receivable	50,000	50,000
Right of use assets - finance lease	494,285	604,208
Right of use assets - operating lease	2,072,492	1,853,212
Deferred income tax asset	489,185	489,185
Total other assets	3,308,568	3,214,762

TOTAL ASSETS	$28,687,474	$27,874,743

These financial statements are unaudited, and no assurance is provided on them.

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CUB CRAFTERS, INC CONSOLIDATED BALANCE SHEETS JUNE 30, 2026 AND DECEMBER 31, 2025

LIABILITIES AND STOCKHOLDERS' EQUITY

	2026	2025
	(unaudited)
CURRENT LIABILITIES
Accounts payable	$3,245,460	$1,342,015
Accrued liabilities	1,191,420	1,212,732
Contract liabilities	490,112	1,290,698
Customer deposits	4,589,918	5,965,528
Line of credit	3,220,000	2,410,906
Finance leases, current portion	232,090	256,681
Operating leases, current portion	319,948	321,816
Notes payable, current portion	7,230	7,230
Related party notes payable, current portion	87,493	85,654
Total current liabilities	13,383,671	12,893,260

LONG-TERM LIABILITIES
Finance leases, net of current portion	327,478	552,247
Operating leases, net of current portion	1,752,544	1,531,396
Related party notes payable, net of current portion	442,757	487,272
Total long-term liabilities	2,522,779	2,570,915

Total liabilities	15,906,450	15,464,175

STOCKHOLDERS' EQUITY
Series A Preferred stock, $0.0001 par value, 10,050,000 authorized, 1,925,897, issued outstanding as of June 30, 2026 and December 31, 2025	192	192
Common stock-Class B, $0.0001 par value, 33,000,000 shares authorized, 29,000,000 shares issued outstanding as of June 30, 2026 and December 31, 2025	2,900	2,900
Common stock-Class A, $0.0001 par value, 40,000,000 shares authorized, 0 shares issued outstanding as of June 30, 2026 and December 31, 2025	-	-
Additional paid-in capital	4,887,588	4,887,588
Retained earnings	7,890,344	7,519,888
Total stockholders' equity	12,781,024	12,410,568

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$28,687,474	$27,874,743

These financial statements are unaudited, and no assurance is provided on them.

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CUB CRAFTERS, INC CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

	2026	2025
SALES	$22,006,990	$19,029,504

COST OF SALES	16,739,243	13,963,304

GROSS PROFIT	5,267,747	5,066,200

OPERATING EXPENSES
General and administrative	2,380,250	3,613,085
Research and development	891,336	512,769
Selling and marketing	1,646,305	1,744,344
Total Operating Expenses	4,917,891	5,870,198

INCOME (LOSS) FROM OPERATIONS	349,856	(803,998)

OTHER INCOME AND (EXPENSE)
Interest income	6,876	14,775
Interest expense	(147,215)	(113,689)
Other income	181,146	58,710
Other expense	(20,207)	(38,733)
Total other income and (expense)	20,600	(78,937)

NET INCOME (LOSS)	$370,456	$(882,935)

EARNINGS PER SHARE:
Basic	$0.01	$(0.03)
Diluted	$0.01	$(0.03)

NET INCOME (LOSS) PER SHARE OF COMMON STOCK	$0.01	$(0.03)

WEIGHTED AVERAGE NUMBER OF COMMON STOCK
Basic	29,000,000	29,000,000

These financial statements are unaudited, and no assurance is provided on them.

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CUB CRAFTERS, INC CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2026

	SERIES A		COMMON STOCK		COMMON STOCK
	PREFERRED STOCK		- CLASS B		-CLASS A		PAID-IN-	RETAINED	TOTAL
	Shares	Amount, par	Shares	Amount, par	Shares	Amount, par	CAPITAL	EARNINGS	EQUITY
BALANCE, DECEMBER 31, 2025
	1,925,897	$192	29,000,000	$2,900	-	$-	$4,887,588	$7,519,888	$12,410,568
Reg A offerings-series A preferred stock, net of issuance costs	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-
Reg CF offerings-series A preferred stock, net of issuance costs	-	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-	370,456	370,456
BALANCE, JUNE 30, 2026	1,925,897	$192	29,000,000	$2,900	-	$-	$4,887,588	$7,890,344	$12,781,024

These financial statements are unaudited, and no assurance is provided on them.

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CUB CRAFTERS, INC CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2025

	SERIES A		COMMON STOCK		COMMON STOCK
	PREFERRED STOCK		- CLASS B		-CLASS A		PAID-IN	RETAINED	TOTAL
	Shares	Amount, par	Shares	Amount, par	Shares	Amount, par	CAPITAL	EARNINGS	EQUITY
BALANCE, DECEMBER 31, 2024
	1,925,897	$192	29,000,000	$2,900	-	$-	$4,887,588	$7,370,997	$12,261,677
Reg A offerings-series A preferred stock, net of issuance costs	-	-	-	-	-	-	-	-	-
Reg D offerings-series A preferred stock, net of issuance costs	-	-	-	-	-	-	-	-	-
Reg CF offerings-series A preferred stock, net of issuance costs	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	(882,935)	(882,935)
BALANCE, JUNE 30, 2025	1,925,897	$192	29,000,000	$2,900	-	$-	$4,887,588	$6,488,062	$11,378,742

These financial statements are unaudited, and no assurance is provided on them.

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CUB CRAFTERS, INC CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$370,456	$(882,935)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	249,806	131,120
Provision for credit losses	(47,541)	-
Gain (loss) on sale of fixed assets	(86,797)	-
Decrease (increase) in assets:
Accounts receivable, net credit reserve	(1,389,400)	(1,429,296)
Contract assets	-	(17,133)
Inventories	860,692	(1,573,058)
Prepaid expenses & other assets	141,508	(98,110)
Right of use assets - operating lease, net	0	133,265
Increase (decrease) in liabilities:
Accounts payable	1,903,445	368,540
Accrued liabilities	(21,312)	(70,339)
Contract liabilities	(800,586)	(338,400)
Customer deposits	(1,375,610)	2,106,683
Net cash provided (used) by operating activities	(195,339)	(1,669,663)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	238,719	-
Purchase of property and equipment	(277,078)	(11,329)
Net cash provided (used) by investing activities	(38,359)	(11,329)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on finance leases	(249,361)	(128,684)
Payments on notes payable	-	(6,500)
Line of credit, net	809,095	1,450,000
Payments on related party notes	(42,676)	(119,017)
Net cash provided (used) by financing activities	517,058	1,195,799

NET CHANGE IN CASH	283,360	(485,193)

CASH - BEGINNING OF YEAR	511,052	814,055

CASH - END OF YEAR	$794,412	$328,862

SUPPLEMENTAL CASH FLOW INFORMATION
Payment of interest in cash	$147,215	$113,689
Payment of income taxes	$-	$-

These financial statements are unaudited, and no assurance is provided on them.

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CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of Cub Crafters, Inc., Cub Crafters Group, LLC, Cub Crafters Services, LLC, Cub Crafters Resale, LLC, and Cub Crafters Avionics, LLC. (together the “Company”).

•	Cub Crafters Group, LLC, a wholly owned subsidiary manufacturer of certified and light sport aircraft, aircraft kits, and parts.
•	Cub Crafter Services, LLC, a wholly owned subsidiary, which repairs and rebuilds aircraft and related parts.
•	Cub Crafter Avionics, LLC, a wholly owned subsidiary, provides testing and certification on aircraft instruments.
•	Cub Crafters Resale, LLC, a wholly owned subsidiary, purchases and sells used aircraft.

The principal place of business for the Company is located in Yakima, Washington. All significant intercompany transactions have been eliminated.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred an operating loss and negative cash flow from operations for the year ended December 31, 2025. The Company reported net income for the six months ended June 30, 2026.

As of June 30, 2026 the Company had cash and cash equivalents of $794,412 and expects to require additional liquidity to fund ongoing operations and meet obligations as they come due within the next twelve months. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date the financial statements are issued.

The Company believes substantial doubt has been alleviated for a period of at least 12 months from the date the financial statements are issued based on the following:

•	The Company reported net income from operations for the six months ended June 30, 2026.
•	Cost reductions have been implemented resulting in a reduced negative cash flow from operations.
•	The Company has $2,280,000 available from two Lines of Credit for the six months ended June 30, 2026.

Management has implemented plans intended to mitigate these conditions, which include seeking additional financing, implementing cost reduction initiatives, and pursuing strategies to improve operating performance. However, there can be no assurance that such plans will be successfully implemented or that they will be sufficient to alleviate the substantial doubt regarding the Company’s ability to continue as a going concern.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

These financial statements are unaudited, and no assurance is provided on them.

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CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of Consolidation

The accompanying consolidated financial statements and related notes include the Company and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains cash balances at financial institutions which may exceed federally insured limits. The bank balances in these institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. As of June 30, 2026, the Company’s cash balances held at financial institutions exceeded FDIC insurance coverage limits by $542,415. The Company has not experienced any losses in such accounts and does not believe that it is exposed to significant risks from excess deposits.

The Company’s largest dealers accounted for 32% of total revenues during the period ended June 30, 2026. Of that amount, 20% represented builder assist. All aircraft require a deposit progress payment to cover the cost of the aircraft and profit. Therefore, credit risk is limited.

Accounts Receivable and Allowance for Current Expected Credit Losses

The Company provides limited credit in the normal course of business to selected customers who are primarily located in the United States. Credit is extended based on an evaluation of the customer’s financial condition and, generally, collateral is not required. Customers are billed in accordance with contractual terms as work progresses. Generally, billed receivables are due within 30 days.

The Company provides for credit loss in accordance with Accounting Standards Codification (“ASC”) 326 – Financial Instruments-Credit Losses. Accounts receivable that are outstanding longer than the contractual terms are considered past due. The Company determines its allowance for current expected credit losses by considering a number of other factors, including the length of time billings are past due, previous loss history, the customer’s ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible. As of June 30, 2026, there was a credit reserve of approximately $21,487.

Inventories

Inventories are stated at the lower of cost or net realizable value. Work in progress costs is stated at costs incurred to date. Finished goods inventories include material, labor, and manufacturing overhead costs. The Company writes down inventory for excess, slow moving and obsolete inventory. As of June 30, 2026, there was an inventory reserve of approximately $59,382.

These financial statements are unaudited, and no assurance is provided on them.

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CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property, equipment, and leasehold improvements are capitalized and recorded at cost, less accumulated depreciation. The cost of property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method. Machinery, equipment, furniture and automobiles and trucks over 3 to 11 years. Owned buildings and improvements are depreciated over 7 to 39 years. Leasehold improvements are depreciated over the shorter of the lease term or useful life of assets ranging between 7 to 40 years. Repairs and maintenance costs are charged to operating expense as incurred, unless it is determined by the Company to extend the life of the fixed asset, at which time the amount would be capitalized and amortized over the useful life of the asset or the estimated remaining life of the asset, whichever is shorter.

Intangible Assets

Intangible assets are recorded at cost and are amortized using the straight-line method over a period of ten years. These are reviewed for impairment annually in accordance with impairment of long-lived assets policy noted below.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets are tested for impairment when events or circumstances indicate that the carrying amount of the asset group that includes those assets is not recoverable. An asset group is the lowest level for which its cash flows are independent of the cash flows of other asset groups.

The carrying value of an assets group is not considered recoverable if the carrying value exceeds the sum of the undiscounted cash flows expected to result from the uses and eventual disposition of the asset group. The impairment loss is measured by the difference between the carrying value of the asset group and its fair value. The Company did not recognize any impairment loss during the six months ended June 30, 2026.

Revenue Recognition

All revenues are recorded in accordance with ASC Topic 606, Revenue from Contracts with Customers. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards. Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligation in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company recognizes revenue from the following:

Kit Aircraft - sales in which a customer can build an aircraft in their own facility in which various component kits relative to a certain portion of the plane, such as fuselage kit, wing kit, engine kit, etc. are available. Revenue is recognized when the kit is shipped. All kit orders are prepaid, which are recorded as customer deposits. Once a kit order is fulfilled, the Company bills the customer against their deposit, ships the kit, and recognizes the revenue accordingly.

These financial statements are unaudited, and no assurance is provided on them.

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CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Builder Assist – these are orders for customized planes which are built entirely in the Company’s facility in which the customer is required to complete a minimum of 51% of a prescribed list of assembly tasks themselves. The customers are required to make a deposit at the time of placing the order, which will hold a given position on the production calendar (often up to 24 months out). Prior to commencement of the build, the customer is required to deposit the final cost of the plane, less the initial deposit and a small retainage amount per the contract. The Company recognizes revenues over time as performance steps are satisfied. The Company measures its progress to completion at the end of each month based on the stage of completion for each order. The Company’s timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon contract language. The Company’s accounts receivable represents amounts billed to the customer that have yet to be collected and represent an unconditional right to cash from the customer. Contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms or accounts billed after the consolidated balance sheet date. Contract liabilities represent billings as of the consolidated balance sheet date, as allowed under the terms of the contract, but not yet recognized as contract revenue pursuant to the Company’s revenue recognition policy.

Certified Aircraft – these are aircraft built entirely at the Company’s facility and built entirely by the Company employees. The customer is required to make a deposit at the time of placing the order which will hold a given position on the production calendar (often up to 24 months out). The customer is required to make a progress payment at the midpoint of the manufacturing process. Revenue is recognized over time as performance steps are satisfied.

Parts - are generally sold prepaid with the exception of dealer sales. Revenue is recognized when the order is shipped.

Services and repairs - revenue is recognized at completion on smaller jobs. Revenue is recognized over time as performance steps are satisfied on larger repairs. Deposits are generally required on larger jobs.

Revenue was broken down as follows for the six months ended June 30, 2026:

2026
Aircraft	$17,542,153
Pre-packaged kits sales	745,325
Parts / Services / Used Aircraft	3,719,512
$22,006,990

Advertising

The Company expenses the cost of advertising as the expenses is incurred. For the period ended June 30, 2026, advertising totaled $176,262.

New Aircraft Warranty

The Company provides a warranty on its aircraft to be free from defects in material and workmanship for a one-year period from the date of delivery. The Company’s sole obligation under the warranty is to replace or repair defective components to airworthy condition. The warranty covers airframe and any other parts or assemblies manufactured by the Company. For parts or assemblies not manufactured by the Company, the OEM warranty received (if any) from the maker of such non-manufacturer-made products or components will apply. Warranty for OEM parts is the sole responsibility of the vendor. Based on the terms of the limited warranty, the Company has historically experienced very few claims and as such, has not recorded a liability reserve.

These financial statements are unaudited, and no assurance is provided on them.

17

CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a C-Corp and accounts for income taxes, whereby deferred income taxes are recorded based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received, or liabilities are settled. In evaluating the Company’s ability to recover the deferred tax assets within the jurisdiction from which they arise, management considers all available positive and negative evidence and establishes a valuation allowance if necessary to reduce the deferred tax assets to their expected net realizable value.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit for tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. Increases or decreases to the unrecognized tax benefits could result from management’s belief that a position can or cannot be sustained upon examination based on subsequent information or potential lapse of the applicable statute of limitation for certain tax positions. As of December 31, 2025, the Company determined it did not have any uncertain tax positions.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2025, the Company has no provisions for interest or penalties related to uncertain tax positions.

Leases

The Company recognizes leases under ASC 842 - Leases (ASC 842). The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use asset at the commencement date of the lease. The Company considers leases to be finance leases if, among other definitions, the lease term is a major part of the life of the asset or at least 75% and the present value of the minimum lease payments are substantially all the fair value of the leased property or at least 90%.

Lease liabilities. A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the commencement date.

Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee.

The operating lease asset and operating lease liability were calculated utilizing the risk-free-discount rate determined to be 1.79%, according to the Company’s elected policy. The Company has elected to use this rate for all of its leases except where the Company is required to use the implicit rate if it is readily determinable. The weighted average implicit rate for the Company’s finance leases was approximately 6.5% as of June 30, 2026.

These financial statements are unaudited, and no assurance is provided on them.

18

CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

Lease assets. A lessee’s lease assets, also known as right-of-use assets, are measured at the commencement date at the amount of the initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the right-of-use asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Initial direct costs. The standard defines initial direct costs as only the incremental costs that would not have been incurred if the lease had not been obtained. Under ASC 842, initial direct costs include commissions paid to third parties, including brokers, leasing and referral agents and internal leasing commissions paid to employees for successful execution of lease agreements. These initial direct costs are capitalized and amortized over the term of the related leases using the straight-line method.

Accounting policy election for short-term leases. The Company has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

Segment Information

In accordance with ASC 280, Segment Reporting (“ASC 280”), we identify our operating segments according to how our business activities are managed and evaluated. ASC 280 establishes standards for companies to report financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

Our Chief Executive Officer (“CEO”) is our Chief Operating Decision Maker (“CODM”). The CODM reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating and reportable segment. The Company’s operations are in the United States, where all assets are based and revenue is derived.

The key measures of segment profit or loss reviewed by our CODM are consolidated net loss, which is consistent with the amounts reported in the Company’s consolidated financial statements prepared in accordance with U.S. GAAP. These metrics are reviewed and monitored by the CODM to manage and forecast cash. The CODM also reviews operating costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. The consolidated financial statements reflect the financial results of the Company’s one reportable operating segment, and no discrete financial information is reviewed at a lower level for decision-making purposes.

These financial statements are unaudited, and no assurance is provided on them.

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CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026

Earnings Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.

Diluted net earnings or loss per share reflect the weighted average number of shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of diluted net loss per share if their inclusion would be anti-dilutive. The Company uses the treasury stock method to account for warrants and other potentially dilutive common stock equivalents.

Recent Accounting Pronouncements

Changes to U.S. GAAP are established by the Financial Accounting Standards Board (FASB), in the form of an Accounting Standards Updates (ASU), to the FASB’s ASC. The Company will adopt these changes according to the various timetables the FASB specifies. There were no recently adopted accounting standards which had a material impact on the Company’s consolidated financial position, results of operations, changes in stockholders’ equity and cash flows.

Recent Accounting Pronouncements Adopted

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures,” which enables investors to better understand an entity’s overall performance through enhanced disclosures about significant segment expenses. The guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, and provides new segment disclosure requirements for entities with a single reportable segment. The Company adopted the provisions of ASU2023-07 as of December 31, 2025, with the only impact being additional disclosure.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740) - Improvements to Income Tax Disclosures,” which requires greater disaggregation of income tax disclosures related to the income tax reconciliation and income taxes paid. The amendments improve the transparency of income tax disclosures by requiring (1)consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The new standard is effective for annual periods beginning after December 15, 2025. Additional disclosures will be required but we do not expect this to have a material impact on the on our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” which requires the disaggregation of certain expenses in the notes of the financial statements to provide enhanced transparency into the expense captions presented on the face of the statements of operations. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, and may be applied either prospectively or retrospectively. Early adoption is permitted. The adoption will require certain additional disclosure in the notes to the Company’s consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets,” which provides a practical expedient for entities to estimate expected credit losses on current accounts receivable and current contract assets arising from revenue transactions accounted for under ASC 606.

These financial statements are unaudited, and no assurance is provided on them.

20

CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026

Recent Accounting Pronouncements Not Yet Adopted (continued)

ASU 2025-05 is effective for the Company for annual periods beginning after December 15, 2025, and interim periods within those annual periods. The Company is evaluating the impact of this standard on its financial statements and related disclosures.

NOTE 3 - INVENTORIES

The components of inventories at June 30, 2026, are as follows:

2026
Parts and raw materials	$12,456,367
Work in-process	2,140,817
Finished goods	980,912
15,578,096
Less: Allowance for slow moving inventory	(59,382)
$15,518,714

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at June 30, 2026:

2026
Leasehold improvements	$1,405,470
Machinery and equipment	3,068,287
Aircraft	1,524,190
Buildings	711,221
Office furniture and equipment	142,763
Automobiles and trucks	217,949
7,069,880
Less accumulated depreciation	(4,015,455)
Construction in progress	16,539
$3,070,964

NOTE 5 - INTANGIBLE ASSETS

Intangible assets include a license and a patent. The license is being amortized over 10 years, and patents over 20 years.

The carrying basis and accumulated amortization of recognized intangible assets at June 30, 2026:

2026
Intangible assets - license	$300,000
Intangible assets - patent	11,000
311,000
Less: accumulated amortization	(108,394)
$202,606

These financial statements are unaudited, and no assurance is provided on them.

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CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026

NOTE 6 - CONTRACT ACCOUNTING - PERCENTAGE OF COMPLETION

Costs and estimated earnings on contracts in progress for jobs using percentage of completion method of revenue recognition consist of the following as of and for the six months ended June 30, 2026:

2026
Cost incurred on uncompleted jobs	$5,263,739
Estimated earnings	5,584,181
10,847,920
Less: Billings to date	(11,338,032)
$(490,112)

Included in the accompanying consolidated balance sheets for percentage of completion contracts under the following headings at June 30, 2026:

2026
Contract assets	$-
Contract liabilities	(490,112)
$(490,112)

NOTE 7 - CUSTOMER DEPOSITS

Customer deposits are comprised of cash received throughout the sale and build process as outlined in the sales agreement or service contract. Deposits are primarily comprised of production position advances and progress payments. Under the terms of the sales agreement, the customer deposits are non-refundable. The Company recognizes revenue associated with these deposits at either a point in time, or at over time under the percentage of completion method, depending on the underlying revenue being recognized. Customer advances at June 30, 2026 were approximately $4,589,918.

NOTE 8 - FINANCE LEASES

The Company had leased equipment under non-cancelable master lease arrangements. Per the lease agreements, the Company will own the equipment at the end of the lease. The carrying values of the lease assets are reported in the accompanying June 30, 2026 consolidated balance sheet as right-of-use asset (ROU) - finance lease.

The future minimum payments on the capital lease obligations at June 30, 2026 are as follows:

2026
Finance lease ROU asset	$1,384,268
Less accumulated reduction	(889,983)
Balance of ROU asset	$494,285

These financial statements are unaudited, and no assurance is provided on them.

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CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026

NOTE 8 - FINANCE LEASES (CONTINUED)

The future minimum payments on the capital lease obligations at June 30, 2026 are as follows:

2027	$263,058
2028	242,871
2029	82,722
2030	22,672
2031	-
Thereafter	-
Total finance leases	611,323
Less: interest expense	(51,755)
Total finance leases	559,568
Less: current portion	(232,090)
Finance lease - long term	$327,478

The interest expense incurred by the Company for the six months ended June 30, 2026 was approximately $21,028.

NOTE 9 - LINE OF CREDIT

The Company has a line of credit with Glacier Bank, which was acquired from Bank of Idaho, with a maximum borrowing limit of $3,500,000. Interest accrues at Wall Street Journal Prime Rate (WSJP), 7.75% at June 30, 2026. The line of credit matures on June 2, 2027, and is secured by accounts receivable and parts inventory. The outstanding balance as of June 30, 2026 was $2,500,000. The interest expense incurred by the Company for the six months ended June 30, 2026 was $76,755.

The Company has a line of credit with AFC Financial Services LLC with a maximum borrowing limit of $2,000,000. Interest accrues at WSJP, plus 1.00%. The line of credit matures on May 18, 2027, and is secured by aircraft inventory. The outstanding balance as of June 30, 2026, was $720,000. The interest expense incurred by the Company for the six months ended June 30, 2026, was $23,395.

NOTE 10 - OPERATING LEASES

The Company leases multiple buildings and facilities under non-cancellable operating lease agreements that expires at varying times through April 30, 2045.

The ROU asset for the six months ended June 30, 2026 is summarized below:

2026
Operating lease ROU asset	$3,313,549
Less accumulated reduction	(1,241,057)
Balance of ROU asset	$2,072,492

These financial statements are unaudited, and no assurance is provided on them.

23

CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026

NOTE 10 - OPERATING LEASES (CONTINUED)

As of June 30, 2026, the minimum lease payments under these leases are as follows:

2027	$355,500
2028	188,221
2029	188,221
2030	188,221
2031	174,246
Thereafter	1,275,785
Total lease payments	2,370,194
Less: interest	(297,702)
Present value of lease payments	2,072,492
Less: current portion	(319,948)
Lease payments, net of current portion	$1,752,544

Total lease expense, including short term leases, for six months ended June 30, 2026 was approximately $205,630.

NOTE 11 - COMMITMENT AND CONTINGENCIES

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgement.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probably but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

NOTE 12 - RELATED PARTIES

The Company rents hangar and office space from a stockholder of Cub Crafters, Inc. The lease agreements require monthly payments of $12,988 and expire at various times. One lease agreement expired in April 2026 and, pursuant to its renewal provision, was renewed for an additional five-year term through April 2031. The other lease agreement expires in 2042.

In 2021, the Company entered into a promissory note with a shareholder for $809,124. The loan matures in December 2031 and accrues interest at 4.25%, per annum. The outstanding balance on the loan was $530,250 at June 30, 2026.

NOTE 13 - 401(k) PLAN

The Company sponsors a 401(k)-retirement plan (the Plan) for employees who meet certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Under the terms of the Plan, the Company matches 100% of the employee’s contributions up to 4% of the employee’s compensation. The Company’s matching contribution was approximately $164,303 for the six months ended June 30, 2026.

These financial statements are unaudited, and no assurance is provided on them.

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CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026

NOTE 14 - STOCKHOLDERS’ EQUITY

The classes of shares at June 30, 2026 were: Common Stock-Class A, Common Stock-Class B and Preferred Stock-Series A.

Common Stock-Class A and B - with a $0.0001 par value, 40,000,000 and 33,000,000 authorized, respectively. At June 30, 2026, the Company had 0 Class A common stock and 29,000,000 Class B common stock shares issued and outstanding.

Series A Preferred Stock - with a $0.0001 par value, 10,050,000 shares authorized. At June 30, 2026, the Company had 1,925,897 shares issued and outstanding.

Stock Purchase Warrants - Preferred Stock - On April 12, 2023, the Company issued warrants granting the right to purchase 9,575 shares of Series A Preferred Stock. The warrants entitle the holder the right to purchase the shares for a period of 10 years from the issue date at a price of $5.00 per share.

Liquidation Preferences

Holders of Series A preferred stock shall be entitled to receive out of the proceeds or assets of the Company available for distribution prior and in preference to any distribution to common stockholders at a value of $5 per share. Series A preferred stock is not redeemable at the option of the holder. The holders have the right to convert into common stock - Class A share at the conversion price.

The conversion price noted is determined by dividing the number of common stock - Class A shares outstanding at the time by the Original Issue Price of $5, subject to certain adjustment conditions noted in the amended articles of incorporation. Each share of Series A preferred stock will automatically convert into Class A common stock upon the earlier of (i) the closing of an offering resulting in at least $150 million in proceeds or (ii) the date or occurrence of an event specified by vote or written consent or agreement of the holders of a majority of the then outstanding share of Series A preferred stock. Liquidation preference on Series A Preferred Stock was $9,629,485 (1,925,897 at $5.00 per share) for the six months ended June 30, 2026.

On November 3, 2022, the Company commenced an offering of up to $50 million of its Series A Preferred Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), (the “Regulation A Offering”) to sell up to 10,000,000 shares of Series A Preferred Stock, convertible into share of Class A Common Stock, at a price of $5 per share.

On December 15, 2022, the Company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation Crowdfunding of the Securities Act (the “Regulation CF Offering”) to sell up to 1,000,000 share of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5 per share.

These financial statements are unaudited, and no assurance is provided on them.

25

CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2026

Liquidation Preferences (continued)

On December 15, 2022, the Company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation D of the Securities Act (the “Regulation D Offering”) to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5 per share. On May 24, 2023, the Company increased the price per share in each offering to $5.45. The net proceeds of these concurrent offerings will be used to scale our operations to meet expanding sales demand, invest in the development of our products and disruptive technology, modernize our manufacturing facilities and production lines to scale current and next generation aircraft, aftermarket service expansion, and capturing additional market share, and build working capital reserves.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the corporation (other than dividends on stocks of Common Stock payable in stocks of Common Stock) unless the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding stock of Series A Preferred Stock in an amount at least equal to the dividend payable on each stock of such class or series determined, if applicable, as if all stocks of such class or series had been converted into Common Stock.

After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Series A Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Series A Preferred Stock were converted to Common Stock.

NOTE 15 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through September 30, 2026, the date the financial statements were available to be issued.

These financial statements are unaudited, and no assurance is provided on them.

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INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation (Filed with the Form 1-A/A of the Company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222007859/cub_ex21.htm)
2.2	Bylaws (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex23.htm)
6.1	Compensation Award Plan (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex61.htm)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cub Crafters, Inc.

By:	/s/ Patrick Horgan
Name:	Patrick Horgan
Title:	President & CEO
Date:	October 2, 2026

This report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Patrick Horgan
Patrick Horgan, Principal executive officer
Date: October 2, 2026

/s/ Keith Kennedy
Keith Kennedy, Principal financial officer and principal accounting officer
Date: October 2, 2026

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